

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Bruce Goldman
Executive Vice President and General Counsel
Pennsylvania Real Estate Investment Trust
The Bellevue, 200 S. Broad Street
Philadelphia, PA 19102

**Re: Pennsylvania Real Estate Investment Trust
          Registration Statement on Form S-3 and Pre-Effective Amendment No. 1 on
          Form S-3/A
          Filed September 20, 2010 and November 1, 2010
          File No. 333-169488**

Dear Mr. Goldman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file as an exhibit an updated auditor's consent.

2.   We note that the signing officer on behalf of the registration statement is signed pursuant to a power of attorney. Please file a certified copy of the resolution of the registrant's board of trustees authorizing such signature. See Item 601(b)(24) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Howard A. Blum
        Drinker Biddle & Reath LLP
        Via *facsimile*: (312) 569-3000

        Robert C. Juelke
        Drinker Biddle & Reath LLP
        Via *facsimile*: (215) 988-2757